CHINA HEALTH HOLDING, INC.
                                Business Address
                     101 Convention Center Drive, Suite 700,
                          Las Vegas, NV 89107-2001 USA
                              Tel: 1 (877) 883-0979

                             Canada/Mailing Address:
                       PARK PLACE, Suite 600 - 666 Burrard
                      Street, Vancouver, BC, Canada V6C 2X8
                              TEL: 1- 604-608-6788
                               Fax: 1-604-601-2078
                             Mailing Correspondences
   CHINA HEALTH HOLDING INC.: PO Box #48610 - 595 Burrard Street Vancouver BC
                                 Canada V6C 2X8
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February 7, 2007
Via Edgar

Ms. Dana M. Hartz
Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E. Mail Stop 6010
Washington, DC 20549

         Re:      Item 4.01 Form 8-K
                  Filed January 25, 2007
                  Form 8-K/A
                  Filed February 1, 2007
                  File No. 333-119034

Dear Ms. Hartz:

     This letter addresses the comments of the reviewing Staff of the Securities and Exchange Commission on Item 4.01 of Form 8-K filed by China Health Holding, Inc. (The "Company") on January 25, 2007. On February 1, 2006, the Company filed an amended Form 8-K which addresses the comments of the Staff in its January 25, 2007 comment letter. This letter shall constitute a full and complete response to the Staff's comments.

Item 4.01 Form 8-K

1. Please revise paragraph three of your filing to state explicitly whether during your two most recent fiscal years ended December 31, 2005 and 2004 and the subsequent interim period through January 19, 2007 there had been any disagreements with the former accountant on any matter discussed in
     Item 304 (a)(1)(iv)(A) of Regulation S-B.

     Response:
     --------

     We have revised the disclosure in paragraph three of the Form 8-K/A (February 1, 2007) in accordance with your comments.

2. Please revise paragraph six of your filling to state explicitly whether during your two most recent fiscal years ended December 31, 2005 and 2004, and the subsequent interim period through January 19, 2007 you have consulted with the newly engaged accountants regarding any items listed in
     Item 304(a)(2)(i) of Regulation S-B.

     Response:
     --------

         We have revised the disclosure in paragraph six of the Form 8-K/A (February 1, 2007) in accordance with your comments.


3. Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, Dale Matheson Carr-Hilton LaBonte LLP, as required by Item 304(a)(3) of Regulation S-B. Please ensure that your former accountants date their letter.

     Response:
     --------

     We have included an updated letter from Dale Matheson Carr-Hilton LaBonte LLP in the Exhibits of the Form 8-K/A (February 1, 2007) .

The Company hereby acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

     o The Staff's comments or changes to disclosures in response to the Staff's comments do not foreclose the Commission from taking any action with respect to the filing; and

     o The Company may not assert the Staff's comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.


     We trust that the foregoing adequately and fully addresses the comments of the reviewing staff.


                                    Very truly yours,


                                    /s/ Juliana Lu
                                    --------------
                                    Juliana Lu
                                    Chief Executive Officer